Exhibit 99.2

中國石油天然氣股份有限公司

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

SUPPLEMENTAL FORM OF PROXY FOR THE THIRD EXTRAORDINARY

GENERAL MEETING OF 2020 TO BE HELD ON THURSDAY, 5 NOVEMBER 2020

Number of shares to which this Proxy relates[1]
Type of shares (A Shares or H Shares) to which this Proxy relates[1]

I/We2                                                                                                                                                                                                              of                                                                                                   (address as shown in the register of members) being shareholder(s) of PETROCHINA COMPANY LIMITED (the “Company”) hereby appoint the Chairman of the EGM (as defined below) or3                                                                           of                                                                                                                                                                     as my/our proxy to attend, act and vote for me/us and on my/our behalf at the third extraordinary general meeting of 2020 of the Company to be held at Talimu Petroleum Hotel, 5 Beishatan, Chaoyang District, Beijing, the PRC on Thursday, 5 November 2020 at 9:00 a.m. and at any adjournment thereof (the “EGM”) as hereunder indicated in respect of the resolutions set out in the notice of EGM, and, if no such indication is given, as my/our proxy thinks fit.

ORDINARY RESOLUTION		FOR	AGAINST	ABSTAIN
2.	To consider and approve the election of Mr. Lv Bo as a supervisor of the Company.

Date: 2020	Signature(s)[5]:

Notes:

1.

Please insert the number of shares registered in your name(s) to which this supplemental form of proxy relates. If no number is inserted, this supplemental form of proxy will be deemed to relate to all the shares in the Company registered in your name(s). Please also insert the type of Shares (A Shares or H Shares) to which this supplemental form of proxy relates.

2.	Please insert the full name(s) (in Chinese or in English) and address(es) (as shown in the register of members) in block letters.

3.

If any proxy other than the Chairman of the EGM is preferred, please delete the words “the Chairman of the EGM or” and insert the name and address of the proxy desired in the space provided. A shareholder may appoint one or more proxies to attend and vote on his behalf. A proxy need not be a shareholder of the Company. A proxy of a shareholder who has appointed more than one proxy may only vote by a poll. ANY ALTERATION MADE TO THIS SUPPLEMENTAL FORM OF PROXY MUST BE DULY INITIALLED BY THE PERSON WHO SIGNS IT.

4.

This supplemental form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a legal person, must either be executed under seal or under the hand of a director or an attorney duly authorised to sign the same. If this supplemental form of proxy is signed by an attorney of the appointor, the power of attorney authorising that attorney to sign, or other document of authorisation, must be notarised.

5.

Where there are joint holders of any shares, any one of such persons may vote at the EGM, either personally or by proxy, in respect of such shares as if he were solely entitled thereto. However, if more than one of such joint holders is present at the EGM, either personally or by proxy, then one of the said persons so present whose name stands first in the register of members in respect of such shall alone be entitled to vote in respect thereof.

6.

To be valid, for holders of A Shares, this supplemental form of proxy, together with the notarised power of attorney or other document of authorisation (if any), must be delivered to the secretariat of the Board of the Company at Room 0610, Block C, 9 Dongzhimen North Street, Dongcheng District, Beijing, PRC (Postal code: 100007) not less than 24 hours before the time appointed for the EGM (i.e., by not later than 9:00 a.m., on Wednesday, 4 November 2020). To be valid, for holders of H shares, the above documents must be delivered to Hong Kong Registrars Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong within the same period.

7.	Unless otherwise indicated, the capitalized terms used in this supplemental form of proxy shall have the same meaning as those defined in circular of the EGM of the Company dated 15 September 2020.

8.

The supplemental form of proxy will not affect the validity of any form of proxy (the “First Form of Proxy”) duly completed by you in respect of the resolutions set out in the EGM Notice. If you have completed and delivered the First Form of Proxy and validly appointed a proxy to attend and act for you at the EGM, but do not complete and deliver this supplemental form of proxy, your proxy will be entitled to vote at his/her discretion on the resolution set out in the Supplemental Notice. If you do not complete and deliver the First Form of Proxy but have completed and delivered this supplemental form of proxy and validly appointed a proxy to attend and act for you at the EGM, unless otherwise instructed, your proxy will be entitled to vote at his/her discretion on the resolutions set out in the EGM Notice.